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                                EXHIBIT 12

     COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

                   For Year Ended December 31, 1999

                    (Dollar Amounts in Thousands)



                                        West Penn Power Company

Earnings:
     Net Income                                   $137,600*
     Fixed charges (see below)                      73,303
     Income taxes                                   71,945*

     Total earnings                               $282,848*


Fixed Charges:
     Interest on long-term debt                   $ 61,729
     Other interest                                  6,995
     Estimated interest
       component of rentals                          4,579

     Total fixed charges                          $ 73,303


Ratio of Earnings to
  Fixed Charges                                       3.86


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*Excludes the effect of the extraordinary charge.